SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

CNPJ/MF [Corporate Taxpayer’s Roll/Treasury Department] no. 01.832.635/0001-18

NIRE [ Company Roll Registration Number] 35.300.150.007

Publicly Held Company - CVM no. 016390

Minutes of the Debenture Holders Meeting of the 1st Public Issue of 50,000 Shares Non-Convertible Debentures, Single Series, Unsecured by TAM S.A.,

held on March 29, 2012

I) Place, Time and Date: Rua Ática no. 673, in the city of São Paulo, State of São Paulo, at 10:30 a.m. (ten-thirty in the morning), on March 29, 2012.

II) Notice: Published in the Official Gazette of the State of São Paulo and Valor Econômico, issues of March 14, 15 and 16, 2012.

III) Direction of Works: Ana Paula Zanetti de Barros Moreira - Chairman; Natalia Machado Loureiro - Secretary, who compose the officers of the work.

IV) Attendance: Debenture Holders representing 93.50% (ninety-three point fifty percent) of the Outstanding Debentures, as verified by the signatures on the Attendance Register of Debenture Holders and the Trustee. Also present were the representative of the Issuer, Mr. Jorge Bonduki Helito, and the representative of the Trustee Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, Ms. Nathalia Machado.

V) Agenda: (i) To decide on the amendment of the Indenture, the purpose of including the prerogative to the Company, to promote the Total Redemption of Debentures as provided in the legislation in force.

VI) Resolutions: Examined and debated the matter contained in the Agenda, by vote of the Debenture Holders representing 93.50% (ninety-three point fifty percent) of the outstanding debentures in the Assembly, it was approved the Issuer proposal to amend the Deed of Debentures, for inclusion of conditions of Early Redemption of Debentures by Total Par Value plus the Remuneration calculated between the date of final payment until the date of such redemption, in accordance with the provisions of Brazilian legislation, and the Company is responsible for providing documents and to perform the necessary procedures to full compliance with such approval. It was also approved the payment of the premium of 0.05% on the Unit Par Value plus the Remuneration calculated between the date of final payment until the date of such redemption, and the Early Total Redemption of Debentures and payment of the premium shall take place until the date of April 9, 2012.

VII) Closing: With nothing further to discuss and nobody wanting to speak, the meeting was closed with the preparation of these minutes, which, after read and approved by those present, was signed by all. São Paulo, March 29, 2012. (aa) Ana Paula Zanetti de Barros Moreira - Chairman; Jorge Bonduki Helito – TAM S/A; Nathalia Machado - Pentágono S.A DTVM; Debenture Holders. True copy of the minutes of the book.

______________________________________________________

Nathalia Machado Loureiro

Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.